UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

Information to Be Included In Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934 (Amendment No. 6)*

Navios Maritime Holdings, Inc. (Name of Issuer)

Common Stock, par value $.0001 per share (Title of Class of Securities)

Y62196103 (CUSIP Number)

Navios Maritime Holdings Inc.
Attn: Vasiliki Papaefthymiou
85 Akti Miaouli Street
Piraeus, Greece 18538
Tel. No. +30 (210) 4172050
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 30, 2007 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y62196103	Schedule 13D

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Angeliki Frangou
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization Greece
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 23,258,542 (Includes shares owned by Raymar Investments S.A. and Amadeus Maritime S.A.)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 23,258,542 (Includes shares owned by Raymar Investments S.A. and Amadeus Maritime S.A.)
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 23,258,542 (Includes shares owned by Raymar Investments S.A. and Amadeus Maritime S.A.)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row (11) 24.3%
14.		Type of Reporting Person (See Instructions) IN

CUSIP No. Y62196103	Schedule 13D

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Amadeus Maritime S.A., a Panama Corporation.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization Panama
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 13,277,931
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 13,277,931
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 13,277,931
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row (11) 13.9%
14.		Type of Reporting Person (See Instructions) CO

        The purpose of this Amendment No. 6 to the Schedule 13D previously filed by Angeliki Frangou on May 17, 2007 (“Schedule 13D”) is to disclose the current number of shares of Common Stock (as defined below) of Navios Maritime Holdings Inc. owned by Ms. Frangou. Accordingly, only Items 3, 4 and 5, the only amended Items, are reported herein.

Item 3. Source and Amount of Funds or Other Consideration

       On May 30, 2007, Amadeus Maritime S.A. acquired 550,000 shares at $10 per share in the Issuer’s recently completed public offering of 13,225,000 shares at $10 per share referred to in Item 5. The aggregate of $5,500,000 came from available working capital of Amadeus.

Item 4. Purpose of Transaction

        Ms. Frangou has previously disclosed in this Schedule 13D that she intended, subject to market conditions, to purchase $20 million of Common Stock. As of the date hereof, she had acquired approximately $10 million of such Common Stock and still intends, subject to market conditions, to acquire the remaining $10 million of Common Stock. Neither the purchase reported herein nor the acquisition reported in Amendment No. 5 to this Schedule 13D will be applied by Ms. Frangou towards such remaining $10 million.

 Item 5. Interest in Securities of the Issuer

        (a) Ms. Frangou is the direct and indirect beneficial owner of an aggregate of 23,258,542 shares of Common Stock, such shares representing approximately 24.3% of the issued and outstanding shares of Common Stock of the Issuer (based upon 95,747,754 shares of Common Stock outstanding, as reported in the Issuer’s public filings). The number of shares beneficially owned by Ms. Frangou includes 8,479,382 shares of Common Stock (approximately 8.9%) owned directly, 1,501,229 shares of Common Stock (approximately 1.5%) owned indirectly, through Raymar, and 13,277,931 shares of Common Stock (approximately 13.9%) owned indirectly, through Amadeus.

       (b) Ms. Frangou, directly and indirectly through Raymar and Amadeus, has sole voting power and sole dispositive power over 23,258,542 shares of Common Stock.

       (c)  On May 30, 2007, Ms. Frangou acquired 550,000 shares in the Issuer’s recently completed public offering of 13,225,000 shares. None of Ms. Frangou, Raymar Investments S.A. or Amadeus Maritime S.A. engaged in any other transaction as to shares of the Common Stock of the Issuer within the sixty days prior to the filing of this Amendment No. 6 except as reported in Amendment No. 5.

                Item 7. Material to Be Filed as Exhibits

None.

Remainder of Page Intentionally Left Blank

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated: June 4, 2007	/s/ Angeliki Frangou
Angeliki Frangou

Amadeus Maritime S.A
Dated: June 4, 2007
By: /s/ Jose Silva
Mr. Jose Silva
President